AiXin Life International, Inc.

Hongxing International Business Building 2, 14th FL, No. 69

Qingyun South Ave., Jinjiang District

Chengdu City, Sichuan Province, China

July 20, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Cara Wirth

Re: AiXin Life International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed May 1, 2023

File No. 000-17284

Dear Ms. Wirth:

Aixin Life International, Inc. (the “Company,” “we,” “our” or “us”) acknowledges receipt of the letter dated July 7, 2023, from the Office of Trade & Services with respect to its Report on Form 10-K for the year ended December 31, 2022.

For your convenience, the two comments in the letter are set forth below along with the requested confirmations from the Company.

Management’s Annual Report on Internal Control over Financial Reporting, page 35

1.	We note your statement that management’s report on internal control over financial reporting “shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.” This statement appears to have been made in reliance on Item 308T of Regulation S-K, a special temporary provision that is no longer in effect. Refer to SEC Release No. 33- 9142, including footnote 15. Please confirm that the company will not include the statement in future filings, or advise why the current language is appropriate.

The Company confirms that it will not include in future filings made by the Company the statement referred to in the comment with respect to the limitation on the incorporation by reference of the Management’s Report on Internal Control over Financial Reporting into any other filings made by the Company.

General

2.	We note that your registration statement on Form S-1 (File No. 333-268190) is currently under review, and we have issued a number of comments on your China-related disclosures. Please confirm to us in writing that you will include in future Exchange Act filings all applicable China-related disclosures that you have included, or will include, in your registration statement.

The Company confirms that it will include in future Exchange Act filings all applicable China-related disclosures that it has included, or will include, in its registration statement.

The Company appreciates the reminder that it and its management are responsible for the accuracy and adequacy of the disclosures made in its public filings, notwithstanding any review, comments, action or absence of action by the staff. Nevertheless, the Company thanks the staff for its attentiveness and its review of its Form 10-K. If you have further comments, please feel free to contact to our counsel, Vincent J. McGill at vmcgill@egsllp.com or by telephone at (516) 220-6569.

Sincerely,

/s/ Quanzhong Lin
Quanzhong Lin, Chief Executive Officer

Cc: Vincent J. McGill